                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                       13G
                                 (RULE 13D-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                              (AMENDMENT NO. 4)(1)


                                   RESMED INC
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    761152107
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------------------------------------------
CUSIP No.    761152107              13G
--------------------------------------------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Commonwealth Bank of Australia

       IRS Identification No. - N/A - Foreign Corporation
--------------------------------------------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                          (a)  |_|

                                                                                          (b)  |_|

--------------------------------------------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Australia
--------------------------------------------------------------------------------------------------------------------

NUMBER OF      5.    Sole Voting Power
SHARES         -----------------------------------------------------------------------------------------------------
BENEFICIALLY   6.    Shared Voting Power              3,157,415
OWNED BY       -----------------------------------------------------------------------------------------------------
EACH           7.    Sole Dispositive Power
REPORTING      -----------------------------------------------------------------------------------------------------
PERSON WITH    8.    Shared Dispositive Power         3,157,415

--------------------------------------------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,157,415
--------------------------------------------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                   |_|

--------------------------------------------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.59%(2)
--------------------------------------------------------------------------------------------------------------------

12.    TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------
2   See Item 4(a).

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
--------------------------------------------------------------------------------------------------------------------
CUSIP No.    761152107              13G
--------------------------------------------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Colonial First State Investment Group Limited

       IRS Identification No. - N/A - Foreign Corporation
--------------------------------------------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                          (a)  |_|

                                                                                          (b)  |_|

--------------------------------------------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Australia
--------------------------------------------------------------------------------------------------------------------

NUMBER OF        5.    Sole Voting Power
SHARES           ---------------------------------------------------------------------------------------------------
BENEFICIALLY     6.    Shared Voting Power              2,787,785
OWNED BY         ---------------------------------------------------------------------------------------------------
EACH             7.    Sole Dispositive Power
REPORTING        ---------------------------------------------------------------------------------------------------
PERSON WITH      8.    Shared Dispositive Power         2,787,785

--------------------------------------------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,787,785
--------------------------------------------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                   |_|
--------------------------------------------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.47%
--------------------------------------------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).       Name of Issuer:

                 ResMed Inc


ITEM 1(b).       Address of Issuer's Principal Executive Offices:

                 14040 Danielson St.
                 Poway CA 92064-6857


ITEM 2(a).       Name of Person Filing:

                 Commonwealth Bank of Australia


ITEM 2(b).       Address of Principal Business Office or, if none, Residence:

                 48 Martin Place, Level 2
                 Sydney  NSW  1155


ITEM 2(c).       Citizenship:

                 Australia


ITEM 2(d).       Title of Class of Securities:

                 Common Stock


ITEM 2(e).       CUSIP Number:

                 761152107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                 (a)     [ ]          Broker or dealer registered under section
                                      15 of the Act (15 U.S.C. 78o).

                 (b)     [ ]          Bank as defined in section 3(a)(6) of the
                                      Act (15 U.S.C. 78c).

                 (c)     [ ]          Insurance company as defined in section
                                      3(a)(19) of the Act (15 U.S.C. 78c).

                 (d)     [ ]          Investment company registered under
                                      section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                 (e)     [ ]          An investment adviser in accordance with
                                      Rule 13d-1(b)(1)(ii)(E);

                 (f)     [ ]          An employee benefit plan or endowment fund
                                      in accordance with Rule
                                      13d-1(b)(1)(ii)(F);

                 (g)     [ ]          A parent holding company or control person
                                      in accordance with
                                      ss.240.13d-1(b)(1)(ii)(G);

                 (h)     [ ]          A savings associations as defined in
                                      Section 3(b) of the Federal Deposit
                                      Insurance Act (12 U.S.C. 1813);

                 (i)     [ ]          A church plan that is excluded from the
                                      definition of an investment company under
                                      section 3(c)(14) of the Investment Company
                                      Act of 1940 (15 U.S.C. 80a-3);

                 (j)     [ ]          Group, in accordance with Rule
                                      13d-1(b)(1)(ii)(J).


ITEM 4.          OWNERSHIP.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                 (a)     Amount beneficially owned:

                         3,157,415 as represented by 31,574,157 CHESS Depositary Interests(3)

                 (b)     Percent of class:

                         9.59%




----------
(3) The first Reporting Person, the Commonwealth Bank of Australia ("CBA") beneficially owns 31,574,157 CHESS Depository Interests ("CDIs") with such CDIs representing 3,157,415 shares of Common Stock of ResMed Inc. The CDIs are traded on the Australian Stock Exchange (the "ASX"). Except as specified below, the CDIs of ResMed Inc were acquired on the ASX by Colonial First State Investment Group Limited ("Colonial First State"), Commonwealth Investment Services Limited ("CISL") and Commonwealth Funds Management Limited ("CFML"), all of which are wholly owned subsidiaries of CBA (collectively the "CBA Fund Managers"). The CBA Fund Managers hold the CDIs for clients who have shared voting and dispositive power with the CBA Fund Managers over the CDIs. Colonial First State, as the responsible entity under Australian law of the "First Choice" funds, has outsourced, to external managers unrelated to CBA, certain voting and dispositive functions over securities acquired by these external managers and held in these funds, including ResMed Inc. CDIs. Under these outsourcing arrangements, external managers unrelated to CBA have acquired 743,851 CDIs, representing 74,385 shares of Common Stock of ResMed Inc, on behalf of Colonial First State.

    The second Reporting Person, Colonial First State, beneficially owns 27,877,859 CDIs (including 743,857 CDIs acquired by external managers unrelated to CBA on behalf of Colonial First State) with such CDIs representing 2,787,785 shares of Common Stock of ResMed Inc. CISL beneficially owns 3,491,661 CDIs with such CDIs representing 349,166 shares of Common Stock of ResMed Inc. CISL, as the responsible entity under Australian law of certain funds of "Commonwealth Investment Management" funds, has outsourced, to Commonwealth Life Limited ("CLL") and Commonwealth Managed Investments Limited ("CMIL"), both wholly owned subsidiaries of CBA, certain voting and dispositive functions over securities acquired by CLL and CMIL and held in these funds, including ResMed Inc CDIs. Under these outsourcing arrangements, CMIL has acquired 1,828,763 CDIs, with such CDIs representing 182,876 shares of Common Stock of ResMed Inc, on behalf of CISL, and CLL has acquired 877,950 CDIs, with such CDIs representing 87,795 shares of Common Stock of ResMed Inc, on behalf of CISL. CFML beneficially owns 204,637 CDIs with such CDIs representing 20,463 shares of Common Stock of ResMed Inc.

                 (c)     Number of shares as to which the person has:

                         (i)       Sole power to vote or to direct the vote:

                                   0

                         (ii)      Shared power to vote or to direct the vote:

                                   3,157,415 as represented by 31,574,157 CHESS
                                   Depositary Interests

                         (iii) Sole power to dispose or to direct the disposition of:

                                   0

                         (iv) Shared power to dispose or to direct the disposition of:

                                   3,157,415 as represented by 31,574,157 CHESS
                                   Depositary Interests


ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable


ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

       Clients of the CBA Fund Managers, all wholly owned subsidiaries of the first Reporting Person, have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Persons and the proceeds from the sale of such securities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 See Exhibit A


ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not applicable


ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not applicable


ITEM 10.         CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This
Schedule is filed on behalf of Commonwealth Bank of Australia and Colonial First State Investment Group Limited. The agreement to this effect is contained in Exhibit B.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        February 7, 2003



                                   COMMONWEALTH BANK OF AUSTRALIA

                                   By:       /s/ John Damien Hatton
                                             ----------------------
                                   Name:     John Damien Hatton
                                   Title:    Company Secretary



                                   COLONIAL FIRST STATE INVESTMENT GROUP LIMITED

                                   By:       /s/ Peter Sipek
                                             ----------------------
                                   Name:     Peter Sipek
                                   Title:    Senior Manager,
                                             Investment
                                             Management Support

                                    EXHIBIT A

               Subsidiaries Acquiring Securities Being Reported on
                 By the Parent Holding Company or Control Person

                  Colonial First State Investment Group Limited
                    Commonwealth Investment Services Limited
                            Commonwealth Life Limited
                    Commonwealth Managed Investments Limited
                      Commonwealth Funds Management Limited

                                    EXHIBIT B

The undersigned hereby agree that they are filing this Schedule 13G amendment jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G amendment and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                   COMMONWEALTH BANK OF AUSTRALIA

                                   By:       /s/ John Damien Hatton
                                             ----------------------
                                   Name:     John Damien Hatton
                                   Title:    Company Secretary



                                   COLONIAL FIRST STATE INVESTMENT GROUP LIMITED

                                   By:       /s/ Peter Sipek
                                             ----------------------
                                   Name:     Peter Sipek
                                   Title:    Senior Manager,
                                             Investment
                                             Management Support